Copytrack Technologies Inc.

Financial Statements and Report

September 30, 2022

Table of Contents



Independent Accountant's Review Report

Marcus Schmitt
Copytrack Technologies Inc.

We have reviewed the accompanying financial statements of Copytrack Technologies Inc. (the company), which comprise of the balance sheet as of September 30, 2022, and the related statements of income, stockholders' equity, and cash flows for the period then ended (since inception on August 4, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Copytrack Technologies Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 5 to the financial statements, the company was recently formed, has yet to begin operations and will require investment to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____
Philip Debaugh, CPA

OWINGS MILLS, MD
October 24, 2022


Copytrack Technologies Inc.
Balance Sheet (Unaudited)
As of September 30, 2022


Assets		-
Current Assets		-
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets		-
Liabilities & Stockholders' Equity		-
Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Stockholders' Equity		-
Equity		-
Common stock, 10,000,000 shares authorized; 9,000,000 shares issued and outstanding; $0.0001 par value		900
Additional paid-in capital		4,714
Retained Earnings (Accumulated Deficit)		(5,614)
Total Stockholders' Equity		-
Total Liabilities & Stockholders' Equity	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Copytrack Technologies Inc.

Statement of Income (Unaudited)

From inception to September 30, 2022

Operating Expenses		
Legal and other professional fees and services	$	5,000
Licenses		614
Total Operating Expenses		5,614
Net Income (Loss)	$	(5,614)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Copytrack Technologies Inc.
Statement of Stockholders' Equity (Unaudited)
From inception to September 30, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Net income (loss)	$ -	$ -	$ (5,614)	$ (5,614)
Issuance of 9,000,000 shares of common stock	900	-	-	900
Owner contributions	-	4,714	-	4,714
Balance at September 30, 2022	$ 900	$ 4,714	$ (5,614)	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Copytrack Technologies Inc.

Statement of Cash Flows (Unaudited)

From inception to September 30, 2022

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(5,614)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock		900
Owner capital contributions		4,714
Net Cash Provided by (Used in) Financing Activities		5,614
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		-
Cash, Cash Equivalents, and Restricted Cash at September 30, 2022	$	-

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Copytrack Technologies Inc.
Notes to the Financial Statements
For the year ended September 30, 2022

1. Summary of significant accounting policies

a. Nature of operations

Copytrack Technologies Inc. (the Company) provides global image monitoring technology to track the distribution and illegal image use as well as product piracy for brands, agencies, publishers, photographers and influencers. The Company's crawling technology and image AI enables the global monitoring of images, brands and products no matter whether the images are cropped, flipped, changed in color or part of a larger images.

The Company was incorporated in the State of Delaware on August 4, 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Copytrack Technologies Inc.
Notes to the Financial Statements
For the year ended September 30, 2022

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature

e. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Copytrack Technologies Inc.
Notes to the Financial Statements
For the year ended September 30, 2022

forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The financial statements for the period from inception to September 30, 2022 do not include a provision for income taxes.

f. Comprehensive income

The does not have any comprehensive income items other than net income.
Company

2. Stockholders' equity

Under the articles of incorporation, the Company is authorized to issue 10,000,000 shares of stock at a par value of $0.0001 per share. As of September 30, 2022, the number of shares issued and outstanding was 9,000,000.

Share capital comprises an unlimited number of Class A, B and C shares having the following principal characteristics:

Class A shares, 6,315,762 regular shares (1 voting right/share)
Class B shares, 100,000 shares (100 voting rights/share)
Class C shares, 3,584,238 shares (without voting rights)

The number of shares issued and outstanding by class is as follows:

Share class	Authorized	Issued
Class A	6,315,762	5,315,762
Class B	100,000	100,000
Class C	3,584,238	3,584,238
Total shares	10,000,000	9,000,000

Copytrack Technologies Inc.
Notes to the Financial Statements
For the year ended September 30, 2022

3. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

4. Related parties

The Company has a technology and trademark purchase agreement whereby it purchases intellectual property from Copytrack GmbH, a company based in Germany and under common ownership. The Company also licenses intellectual property back to Copytrack GmbH.

5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company was recently formed, has yet to begin operations and will require investment to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

Management evaluated all activity of the Company through October 24, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.